EX-21
                       SUBSIDIARIES OF THE REGISTRANT

                                  SUBSIDIARIES

(a) Nanning Sonic Jet Ltd., a company organized under the laws of the People's Republic of China (which does business under the name Nanning Sonic Jet, LLC) (100% owned).

(b) TSG International, Inc., a Nevada corporation (90% owned), which in turn owns 100% of Technical Solutions Group, Inc.

(c)  Rockwell Power Systems, Inc., a Delaware corporation.